FILE NO. 082-03311

(Translation)

August 23, 2007

Dear Sirs,

Name of the Company: Shiseido Company, Limited
Name of the Representative: Shinzo Maeda
President & CEO
(Representative Director)
(Code No. 4911; The First Section of the Tokyo Stock Exchange)
Person to contact: Yukihiro Saito
Head of Investor Relations,
Financial Department
(Tel: 03 - 3572 - 5111)

Notice of Determination of Exercise Price, Etc. of Stock Options (Stock Acquisition Rights)

Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on July 31, 2007, resolved that the Company would make an offering of two types of stock acquisition rights (stock options as medium-term incentives and stock options as long-term incentives) as stock options to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as announced on the same day.

Notice is hereby given that with regard to the stock options as long-term incentives as mentioned above, the amount of property to be contributed upon exercise of each stock acquisition right offered for subscription ("Stock Acquisition Right") and other terms were determined today, as described below:

Description

1. Amount of property to be contributed upon exercise of each Stock Acquisition Right ("Exercise Price"):

   ¥2,615 (¥2,615,000 per Stock Acquisition Right)

   The Exercise Price is the amount obtained by multiplying the average (with any fraction of one yen rounded upward to the nearest one yen) of the closing prices (regular way) of shares of the Company on the Tokyo Stock Exchange for 20 days (excluding days on which no trading was reported) retroactively commencing on the day preceding the allotment date of the Stock Acquisition Rights by 1.05, with any fraction of one yen

rounded upward to the nearest one yen, which shall be higher than the closing price (¥2,400) (regular way) of shares of the Company on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights, which is the date hereof.

2. Amounts of capital and capital reserve to be increased in the event that the Company issues shares upon exercise of the Stock Acquisition Rights:

Amount of capital to be increased:	¥1,308 per share
Amount of capital reserve to be increased:	¥1,307 per share

However, in the event that the Company transfers its shares of treasury stock upon exercise of the Stock Acquisition Rights, there shall be no increase in the capital and capital reserve.

[For reference]

Two types of stock options in respect of which resolutions were adopted at the meeting of the Board of Directors held on July 31, 2007, as announced on the same day:

I. Stock options as medium-term incentives

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company has granted its Directors and Corporate Officers stock options as medium-term incentives, using stock acquisition rights upon exercise of which ¥1 per share shall be contributed, for the fiscal year ending March 31, 2008.

The paid-in amount of the Stock Acquisition Rights shall be a fair value as of the allocation date thereof. The Company shall grant compensation in an amount equivalent to the paid-in amount to the Directors and Corporate Officers on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

   One Director who was promoted to a higher position as Corporate Officer as of April 1, 2007 and five newly appointed Corporate Officers as Directors as of January 1, 2007 and April 1, 2007.

2. Amount of property to be contributed upon exercise of each Stock Acquisition Right ("Exercise Price"):

   ¥1 (¥1,000 per Stock Acquisition Right)

3. Exercise period of the Stock Acquisition Rights:

   From July 1, 2008 to June 30, 2011

4. Allotment date of the Stock Acquisition Rights:

August 23, 2007

The total number of Stock Acquisition Rights and the paid-in amount of a Stock Acquisition Right will be publicized promptly when they are determined.

II. Stock options as long-term incentives

To link compensation of the Directors and Corporate Officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company has granted stock options to the Directors and Corporate Officers of the Company for the fiscal year ending March 31, 2008.

Upon granting the Stock Acquisition Rights, no cash payment shall be made in exchange therefor.

1. Qualified allottees of the Stock Acquisition Rights:

   Seven Directors who are not outside Directors of the Company and 14 Corporate Officers not concurrently serving as Directors.

2. Amount of property to be contributed upon exercise of each Stock Acquisition Right ("Exercise Price") (determined today):

   ¥2,615 (¥2,615,000 per Stock Acquisition Right)

3. Exercise period of the Stock Acquisition Rights:

   From August 1, 2009 to July 30, 2017

4. Paid-in amount of a Stock Acquisition Right:

   No cash payment shall be required in exchange for a Stock Acquisition Right.

5. Allotment date of the Stock Acquisition Rights:

   August 23, 2007

The total number of Stock Acquisition Rights will be publicized promptly when it is determined.

- E N D -

FILE NO. 082-03311

(Translation)

August 24, 2007

Dear Sirs,

Name of the Company:	Shiseido Company, Limited
Name of the Representative:	Shinzo Maeda President & CEO (Representative Director)

(Code No. 4911; The First Section of the Tokyo Stock Exchange)

Person to contact:	Yukihiro Saito Head of Investor Relations, Financial Department (Tel: 03 - 3572 - 5111)

Notice of Determination of Paid-in Amount, Etc. of Stock Options (Stock Acquisition Rights)

Shiseido Company, Limited (the "Company"), at the meeting of its Board of Directors held on July 31, 2007, resolved that the Company would make an offering of two types of stock acquisition rights (stock options as medium-term incentives and stock options as long-term incentives) as stock options to its Directors and Corporate Officers pursuant to Article 236 and Article 238 of the Corporation Law of Japan, as announced on the same day.

Notice is hereby given that with regard to the stock options as medium-term incentives as mentioned above, the total number of stock acquisition rights offered for subscription ("Stock Acquisition Rights") and the paid-in amount of a Stock Acquisition Right, and with regard to the stock options as long-term incentives as mentioned above, the total number of Stock Acquisition Rights were determined today, as described below:

Description

I. Stock options as medium-term incentives

1. Total number of Stock Acquisition Rights:

Directors of the Company:	2 rights
Corporate Officers not concurrently serving as Directors of the Company:	15 rights

* Number of shares to be issued or transferred for each Stock Acquisition Right: 1,000 shares

2. Paid-in amount of a Stock Acquisition Right:

¥2,372 (¥2,372,000 per Stock Acquisition Right)

The paid-in amount is a fair value of a Stock Acquisition Right calculated in accordance with the Hull-White modified two-factor model, based on the closing price as of the allotment date thereof.

II. Stock options as long-term incentives

1. Total number of Stock Acquisition Rights:

Directors of the Company:	81 rights
Corporate Officers not concurrently serving as Directors of the Company:	78 rights

* Number of shares to be issued or transferred for each Stock Acquisition Right: 1,000 shares

[For reference]

Two types of stock options in respect of which resolutions were adopted at the meeting of the Board of Directors held on July 31, 2007, as announced on the same day:

I. Stock options as medium-term incentives

To make the Directors and Corporate Officers of the Company share with its shareholders merits and risks pertaining to its stock prices and afford incentives to them to achieving much improved results and higher stock prices, the Company has granted its Directors and Corporate Officers stock options as medium-term incentives, using stock acquisition rights upon exercise of which ¥1 per share shall be contributed, for the fiscal year ending March 31, 2007.

The paid-in amount of the Stock Acquisition Rights shall be a fair value as of the allocation date thereof. The Company shall grant compensation in an amount equivalent to the paid-in amount to the Directors and Corporate Officers on condition that such compensation be offset against their obligations to pay the paid-in amount.

1. Qualified allottees of the Stock Acquisition Rights:

One Director who was promoted to a higher position as Corporate Officer as of April 1, 2007 and five newly appointed Corporate Officers as Directors as of January 1, 2007 and April 1, 2007.

2. Total number of Stock Acquisition Rights (determined today):

Directors of the Company:	2 rights
Corporate Officers not concurrently serving as Directors of the Company:	15 rights
* Number of shares to be issued or transferred for each Stock Acquisition Right:	1,000 shares

3. Amount of property to be contributed upon exercise of each Stock Acquisition Right ("Exercise Price"):

¥1 (¥1,000 per Stock Acquisition Right)

4. Exercise period of the Stock Acquisition Rights:

From July 1, 2008 to June 30, 2011

5. Paid-in amount of a Stock Acquisition Right (determined today):

¥2,372 (¥2,372,000 per Stock Acquisition Right)

6. Allotment date of the Stock Acquisition Rights:

August 23, 2007

II. Stock compensation-type stock options as long-term incentives

To link compensation of the Directors and Corporate Officers of the Company with an increase in its shareholder value on a long-term basis, while placing emphasis on their sharing interests with its shareholders, secure good human resources and thus to increase the enterprise value of the whole Shiseido Group, the Company has granted stock options to the Directors and Corporate Officers of the Company for the fiscal year ending March 31, 2008.

Upon granting the Stock Acquisition Rights, no cash payment shall be made in exchange therefor.

1. Qualified allottees of the Stock Acquisition Rights:

Seven Directors who are not outside Directors of the Company and 14 Corporate Officers not concurrently serving as Directors.

2. Total number of Stock Acquisition Rights (determined today):

Directors of the Company:	81 rights
Corporate Officers not concurrently serving as Directors of the Company:	78 rights

* Number of shares to be issued or transferred for each Stock Acquisition Right: 1,000 shares

3. Amount of property to be contributed upon exercise of each Stock Acquisition Right ("Exercise Price") (determined (and announced) on August 23, 2007):

   ¥2,615 (¥2,615,000 per Stock Acquisition Right)

4. Exercise period of the Stock Acquisition Rights:

   From August 1, 2009 to July 30, 2017

5. Paid-in amount of a Stock Acquisition Right:

   No cash payment shall be required in exchange for a Stock Acquisition Right.

6. Allotment date of the Stock Acquisition Rights:

   August 23, 2007

- E N D -

END